EARLY WARNING NEWS RELEASE

(Montréal, July 19, 2017) Osisko Gold Royalties Ltd (TSX & NYSE:OR) ("Osisko") announces that pursuant to a subscription agreement dated July 18, 2017, it has subscribed for and received from Osisko Metals Incorporated (TSXV:OM) ("Osisko Metals") by way of a private placement 2,500,000 units ("Units") at a price of $0.80 per Unit for an aggregate acquisition cost of $2,000,000 (the "Private Placement"). Each Unit is comprised of one common share in the share capital of Osisko Metals ("Common Share") and one-half of one common share purchase warrant of Osisko Metals (each whole common share purchase warrant, a "Warrant"). Each Warrant initially entitles the holder to acquire one Common Share at a purchase price of $1.00 until July 18, 2019.

Immediately prior to the closing of the Private Placement, Osisko held 6,066,667 Common Shares, representing approximately 20% of Osisko Metals’ issued and outstanding Common Shares. Immediately following the closing of the Private Placement, Osisko beneficially owns, or has control or direction over (i) 8,566,667 Common Shares and (ii) 1,250,000 Warrants, representing beneficial ownership of, or the right to acquire beneficial ownership of, approximately 9,816,667 Common Shares (assuming the full exercise of all Warrants beneficially owned by Osisko) or approximately 14.7% of the issued and outstanding Common Shares (on a partially diluted basis assuming the full exercise of all Warrants beneficially owned by Osisko).

Osisko acquired the Units described in this press release for investment purposes and in accordance with applicable securities laws. Osisko may, from time to time and at any time, acquire or dispose of shares and/or other equity, debt or other securities or instruments (collectively, "Securities") of Osisko Metals in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Osisko Metals and other relevant factors.

A copy of the early warning report to be filed by Osisko in connection with the Private Placement will be available on SEDAR under Osisko Metals’ profile. This news release is issued under the early warning provisions of the Canadian securities legislation.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Prior to the Transaction announced on June 5, 2017, it held over 50 royalties and one stream, including a 5% NSR royalty on the Canadian Malartic Mine (Canada), a 2.0% to 3.5% sliding scale NSR royalty on the Éléonore Mine (Canada) and a silver stream on the Gibraltar mine (Canada). It maintains a strong financial position with cash resources of C$423.6 million at March 31, 2017 and has distributed C$39.4 million in dividends to its shareholders during the past eleven consecutive quarters. Osisko also owns a portfolio of publicly held resource companies, including a 15.3% interest in Osisko Mining Inc., 13.3% in Falco Resources Ltd. and 33.4% in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2. For more information, visit www.osiskogr.com.

For further information please contact:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com